Tabcorp

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

21 February 2007

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Re: Tabcorp Holdings Limited -- Rule 12g3-2(b) Exemption
<u>File No. 82-3841</u>

Dear Sirs,

The enclosed information is being furnished by Tabcorp Holdings Limited ("Tabcorp") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). Tabcorp's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith. In accordance with paragraphs (b) (4) and (b) (5) of the rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Tabcorp is subject to the Exchange Act.

If you have any questions with regard to this information, please contact the undersigned at +61 3 9868 2112.

Yours truly,

Michael Scott
General Manager Secretariat and Shareholder Relations

Enc.

Tabcorp

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300
Website www.tabcorp.com.au

21 February 2007

To: Australian Stock Exchange
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

RESULTS FOR ANNOUNCEMENT TO THE MARKET

TABCORP RESULTS FOR THE HALF YEAR ENDED 31 DECEMBER 2006

In accordance with the ASX Listing Rules, the following information in respect of the half year ended 31 December 2006 is transmitted for lodgement:

1. Media Release;

2. Half Year Report (Appendix 4D); and

3. Directors' Report and Financial Report.

Please note that the Directors have declared an interim dividend of 47 cents per share fully franked at the company tax rate of 30% to be paid on 11 April 2007.

The record date for the purposes of entitlement to the interim dividend will be 5 March 2007. Registrable transfers received at the office of the company's share registrar, Link Market Services, Level 9, 333 Collins Street, Melbourne, Victoria, 3000, by 5 March 2007 up to the times specified in the Listing Rules and ASTC Settlement Rules will be registered before entitlements to the interim dividend are determined.

The Directors decided to continue the operation of the Company's Dividend Reinvestment Plan (DRP) for the interim dividend. Information regarding the DRP can be found on the company's website at **www.tabcorp.com.au**.

Kerry Willcock
Executive General Manager – Corporate and Legal

Enc.

* * * * * * *

21 February 2007

Tabcorp announces half year results

Tabcorp Holdings Limited today announced a normalised net profit after tax of $270.3 million (excluding non-recurring items), down 3.6% for the half year to 31 December 2006. Normalised earnings per share before non-recurring items was 51.5 cents, down 3.6%.

Normalised net operating revenue was up 3.7% to $1.99 billion, reflecting a strong performance in wagering which offset a weaker performance in casinos.

Tabcorp Chairman Michael Robinson announced a fully franked interim dividend of 47 cents per share, up 3 cents or 6.8% on the interim dividend paid last year. The dividend will be payable on 11 April 2007 to shareholders registered on the books at 5 March 2007. Mr Robinson said the dividend increase reflected the Board's confidence that management has the right programs underway to lift the operating performance of the business.

Non-recurring items in the first half were $32.0 million after tax of which $29.8 million related to restructuring costs arising from the major efficiency programs initiated during the first half and the TAB integration.

Actual net profit after tax before non-recurring items was $256.2 million, down 9.6%, and actual earnings per share before non-recurring items was 48.8 cents, down 9.6%,

Managing Director and Chief Executive Officer Matthew Slatter said: "It's been a challenging first half which has been impacted by a weaker revenue performance in the Casinos division, increased expenses arising from the agreement with TVN and the TAB integration wagering migration project.

"We have established a great portfolio of businesses but unfortunately integration associated costs have been higher than we would have liked in the first half. Now our focus is on driving efficiency programs across the business to get our expense run rate back into line," Mr Slatter said.

In the Australian Business Division, which includes Wagering and Gaming, earnings before interest and taxation (EBIT) before non-recurring items was $280.2 million, down 1.2% on last year.

EBIT before non-recurring items from Wagering was $143.6 million, down 2.5% in the first half. Cost increases offset a strong revenue performance in Victoria and in sportsbetting.

- The integration of the wagering systems and resolution of the "split picture" dispute helped to drive strong revenue growth in Victoria. Racing revenues were up 10%, assisted by the introduction of new bet types and a new Internet site.

- NSW wagering revenue growth was weaker than Victoria at 2.4%, reflecting disappointing racing product for punters to bet on and an underperforming retail

Tabcorp Holdings Limited
Public Affairs
ABN 66 063 780 709
Tel 61 3 9868 2508
Fax 61 3 9868 2639
www.tabcorp.com.au

* * * * * * *

distribution channel. During the first half, a $50 million investment program over five years was announced to revitalise the NSW TAB retail network and address distribution issues across the state.

- Sports betting continued to grow strongly, with revenues up 60.1% to $39.7 million driven by strong interest in sportsbetting and the Soccer World Cup.

Revenue performance was offset by an increase in operating expenses of 24.4%, driven by the TAB integration systems migration and increased broadcast rights fees.

Mr Slatter said the TAB systems integration was completed in September 2006 and will now be followed by the conversion of the retail network to the new systems by July 2007. The NSW TAB revitalisation program will then be fully rolled out, which includes an upgrade of TAB facilities and the introduction of self service wagering terminals across the state.

EBIT before non-recurring items from Gaming was $136.5m, up 0.2% in the first half:

- Overall Gaming revenue was up 1.7% with Victorian Gaming up a solid 2.8% reflecting growth in market share.

- Keno had a weaker first half with revenue down 7.6% reflecting lower hold rates and the impact of smoking bans in pubs and clubs in Queensland.

- Gaming is well advanced in preparation for the introduction of 100% smoking bans in pubs and clubs in Victoria with 40% of venues already upgraded with smoking solutions.

In the Casinos Division, EBIT before non-recurring items on a normalised basis was $189.3 million, down 7.8%, and on an actual basis was $169.2 million, down 19.1%.

- Operating expenses increased by 8.8%, which included $4 million in one-off costs and increased expenses associated with the reintroduction of IRB at Star City and the relaunch and higher operating costs at the refurbished Jupiters Gold Coast.

- Casinos Division revenue was up 1.5% on a normalised basis to $669.3 million, and on an actual basis was down 2.5% to $646.9 million. Weaker growth compared to prior periods reflected the impact of smoking bans in Queensland and the disruption attributed to the refurbishment at the Gold Coast property. However, electronic gaming machine market share improved in all Queensland properties. Main gaming floors continued to perform strongly at all properties with revenue up 4.5%.

The International division, which is responsible for the Keno lottery system in China, incurred a $2.7 million loss for the period, reflecting continued investment in the purchase and rollout of terminals in China.

During the first half, Tabcorp was actively supporting local communities with a range of sponsorships for sporting groups and community services, on top of the $43.9 million

Tabcorp Holdings Limited
Public Affairs
ABN 66 063 780 709
Tel 61 3 9868 2508
Fax 61 3 9868 2639
www.tabcorp.com.au

* * * * * * *

which the Tabcorp group contributed to state community benefit funds in Victoria, New South Wales and Queensland.

Tabcorp outlook

Net revenue for the first seven weeks of the second half was up 3.0% on a normalised basis and down 1.8% on an actual basis. The outlook for the balance of the financial year remains challenging particularly in the Casinos Division where smoking bans continue to impact revenue performance.

"Our focus for the second half and for the 2008 financial year is to lift the underlying earnings performance of our businesses here in Australia," Mr Slatter said. "We have a great set of assets with strong cashflows that are not as yet performing at their optimum level."

Improvements in performance will come through revenue enhancing investments such as the $50 million NSW TAB retail network revitalisation program and the $18.5 million refurbishment of Star City's Endeavour Room.

Performance improvement will also be driven through cost reduction and greater efficiency in the businesses.

Efficiency projects targeting $21 million in cost reductions are on track. Other projects particularly focusing on transforming the technical services area and reducing procurement costs have commenced and are anticipated to contribute to reducing expenses for the Tabcorp group over the coming years. "The first half expenses run rate includes a number of significant 'hits' that the group has taken, however, our expenses are now tracking down, reflecting the projects that we have underway," Mr Slatter said.

Another area of focus is to engage the Victorian Government this year on the wagering and gaming licence renewal process and resolve Star City's tax and table games exclusivity arrangements with the New South Wales Government. Mr Slatter noted that the timing of the Victorian relicensing process may well be delayed as a result of the state parliamentary lotteries and gaming inquiry that was announced this month.

Mr Slatter said that while the first half had been very tough, particularly as a result of the TAB integration systems migration, management is very clear on the steps that are to be undertaken to improve the underlying performance of the business.

"For the next 18 months to two years we are focused on getting our excellent portfolio of businesses performing at optimum levels. Merger and acquisition activity and international moves are off the agenda until we get these businesses delivering better results.

"In this context, prudent investment decisions, financial discipline and ensuring that our balance sheet is structured to maximise value for shareholders will be the key to Tabcorp's future success," he said.

For more information:
Financial analysts: Matt Bekier, Chief Financial Officer, 03 9868 2195
Media: Bruce Tobin, Group GM Corporate Affairs, 03 9868 2508

Tabcorp Holdings Limited
Public Affairs
ABN 66 063 780 709
Tel 61 3 9868 2508
Fax 61 3 9868 2639
www.tabcorp.com.au

* * * * * * *

Tabcorp announces half year results to 31 December 2006

- Normalised net profit after tax before non-recurring items - $270.3 million, down 3.6% on the previous year.
- Interim dividend 47 cents per share fully franked - up 3 cents or 6.8%.
- Normalised earnings per share before non-recurring items - 51.5 cents, down 3.6%
- Normalised net operating revenue before non-recurring items - $1991.9 million, up 3.7%.
- Normalised earnings before interest and taxation (EBIT) before non recurring items - $466.1 million, down 3.6%.
- Segment EBIT (before non-recurring items) results:
  - Casinos: Normalised: $189.3 million, down 7.8%. Actual: $169.2 million, down 19.1%
  - Australian Business - $280.2 million, down 1.2%
  - International - incurred $2.7 million loss
- Actual earnings per share before non-recurring items - 48.8 cents, down 9.6%
- Actual net profit after tax before non-recurring items - $256.2 million, down 9.6%
- Actual EBIT before non-recurring items - $446.0, down 8.5%
- Taxes on gambling paid by Tabcorp businesses - $536.1 million, up 2.4%.
- Income generated for the Victorian and NSW racing industries - $269.1 million.
- The Tabcorp group contributed $43.9 million to state community benefit funds in Australia.

Tabcorp Holdings Limited
Public Affairs
ABN 66 063 780 709

Tel 61 3 9868 2508
Fax 61 3 9868 2639
www.tabcorp.com.au

* * * * * * *

	Actual 6 months to 31 Dec 2006	Change on pcp	Normalised 6 months to 31 Dec 2006[1]	Change on pcp
Net profit after tax ($m)				
- Before non-recurring items	256.2	(9.6%)	270.3	(3.6%)
Earnings per share (cents)				
- Before non-recurring items	48.8	(9.6%)	51.5	(3.6%)
Dividends per share (cents) [2]	47.0	6.8%	47.0	6.8%
ROE before non-recurring items %	15.0%	(1.7%)	15.8%	(1.3%)

Notes:
1. Normalised results exclude the impact of above/below theoretical win rates in the IRB in the Casinos Division
2. Fully franked

$m	Actual 6 months to 31 Dec 2006[1]	Actual 6 months to 31 Dec 2005[1]	Change
Net operating revenue			
Casinos at theoretical	666.5	655.5	1.7%
Impact of above/(below) theoretical	(22.4)	4.5	(<100%)
Casinos	644.1	660.0	(2.4%)
Gaming & Network Games	549.9	541.1	1.6%
Wagering (incl Media)	776.5	726.5	6.9%
EBIT			
Casinos at theoretical	189.3	205.2	(7.8%)
Impact of above/(below) theoretical	(20.1)	4.0	(<100%)
Casinos	169.2	209.2	(19.1%)
Gaming & Network Games	136.5	136.3	0.2%
Wagering (incl Media)	143.6	147.3	(2.5%)
International	(2.7)	(5.5)	50.7%

Notes:
1. Excludes non-recurring items

Tabcorp Holdings Limited
Public Affairs
ABN 66 063 780 709
Tel 61 3 9868 2508
Fax 61 3 9868 2639
www.tabcorp.com.au

Rule 4.2A.3

Appendix 4D
Half year report

Name of entity	ABN Reference
TABCORP HOLDINGS LIMITED	66 063 780 709

1. Reporting periods

half year ended ('current period')	half year ended ('previous corresponding period')
31 December 2006	31 December 2005

2. Results for announcement to the market

$A m

	Current period	Previous corresponding period	% Change Increase/(decrease)	Amount ($) Increase/(decrease)
Key Information				
Revenues from ordinary activities	1,991.2	1,947.7	2.2%	43.5
Profit from ordinary activities after tax attributable to members	224.1	285.6	(21.5%)	(61.5)
Net profit (loss) for the period attributable to members	224.1	285.6	(21.5%)	(61.5)

Dividends (distributions)			Amount per share	Franked amount per share at 30% tax
Final dividend	Record Date Paid	04-Sep-06 09-Oct-06	45.0 ¢	45.0 ¢
Interim dividend	Record Date Payable	05-Mar-07 11-Apr-07	47.0 ¢	47.0 ¢

Supplementary comments

Commentary in respect of the results is provided in the Directors' Report, which forms part of the half year report ended 31 December 2006.

3. NTA backing

	Current period	Previous corresponding period
Net tangible asset backing per ordinary share ($)	(2.89)	(2.83)
Net tangible asset backing per ordinary share including licences ($)	(0.55)	(0.48)

4. Controlled entities

N/A

5. Dividends

	Date paid/payable	Amount per share	Franked amount per share at 30% tax	Amount per share of foreign source dividend	Amount $A m
Final dividend:	09-Oct-06	45.0 ¢	45.0 ¢	0.00 ¢	236.2
Interim dividend:	11-Apr-07	47.0 ¢	47.0 ¢	0.00 ¢	246.7

6. Dividend reinvestment plans

The dividend reinvestment plan shown below is in operation.

The dividend reinvestment plan (DRP) commenced with the interim dividend paid in April 2004.
No brokerage, commission or other transaction costs will be payable by participants on shares acquired under the DRP.
The Board has determined that no discount is currently applicable to shares issued under the DRP.
Shares required to be issued to DRP participants will be acquired by Tabcorp on market over the ten business days beginning on the second business day after the relevant dividend record date.

The last date for receipt of election notices for the dividend reinvestment plan	5 March 2007

7. Associates and joint ventures

The economic entity does not operate a joint venture entity but rather a joint venture operation. Refer to Note 1(d) of the financial statements for the year ended 30 June 2006.

8. Foreign entities

N/A

9. Audit Disputes

N/A

TABCORP HOLDINGS LIMITED AND CONTROLLED ENTITIES

DIRECTORS' REPORT AND FINANCIAL REPORT

FOR THE HALF YEAR ENDED 31 DECEMBER 2006

A.B.N. 66 063 780 709

ASX CODE: TAH

Contents

Company directory

Directors

The Directors in office during the half year and until the date of this report (except as otherwise stated) are:

Michael B. Robinson AO	Chairman and Non-executive Director
Matthew J. Slatter	Managing Director & Chief Executive Officer
Anthony G. Hodgson	Deputy Chairman and Non-executive Director
Paula J. Dwyer	Non-executive Director
Phillip G. Satre	Non-executive Director
John D. Story	Non-executive Director
Zygmunt E. Switkowski	Non-executive Director appointed on 2 October 2006 following the receipt of all necessary regulatory approvals
Richard F.E. Warburton AO	Non-executive Director retired at the conclusion of the Company's Annual General Meeting on 27 November 2006
Lawrence J. Willett AO	Non-executive Director retired at the conclusion of the Company's Annual General Meeting on 27 November 2006.

Company Secretary

Kerry Willcock

Registered office

5 Bowen Crescent
Melbourne VIC 3004
Telephone: 03 9868 2100

Share registry

Link Market Services Limited
Level 9
333 Collins Street
Melbourne VIC 3000
Telephone: 1300 665 661 (local call cost within Australia)
Telephone: 02 8280 7418
Website: www.linkmarketservices.com.au

Auditor

Ernst & Young

Corporate information

Tabcorp Holdings Limited ("the Company") is a company limited by shares that is incorporated and domiciled in Australia.

Stock exchange listings

The Company's shares are quoted on the Australian Stock Exchange under the code "TAH".

In the United States of America, the Company's shares are traded in the form of sponsored American Depositary Receipts (ADR).

Currency

References to currency are in Australian dollars unless otherwise stated.

Directors' report

The Board of Directors of Tabcorp Holdings Limited ("the Company") submits its report and the income statement of the consolidated entity comprising the Company and its controlled entities (collectively referred to as "the Tabcorp Group") in respect of the half year ended 31 December 2006, and the related balance sheet, statement of cash flows and statement of recognised income and expenses.

1. Principal activities

The principal activities of the Tabcorp Group during the half year comprised the provision of leisure and entertainment services (particularly in relation to gambling and hospitality). The Tabcorp Group's principal activities remain unchanged from the previous year to 30 June 2006, except as disclosed elsewhere in this report.

2. Financial results

Consolidated profit after tax of the Tabcorp Group for the half year was $223.8 million, which was 21.6% below the previous corresponding half year.

Profit before interest and tax of $400.5 million was generated, which was 4.8% below the previous corresponding half year. The current half year includes reorganisation costs of $36.6 million.

Operating revenue of $1,968.3 million was generated, which was 2.2% above the operating revenue achieved in the previous corresponding half year.

3. Earnings per share

Basic earnings per share for the period were 42.7 cents, down 21.5% on the previous corresponding period.

Diluted earnings per share for the period were 42.6 cents, down 21.5% on the previous corresponding period.

4. Dividends

An interim dividend of 47 cents per ordinary share has been declared, an increase of three cents on the previous interim dividend and two cents above the previous final dividend. The dividend will be fully franked and payable on 11 April 2007 to shareholders registered on the books at 5 March 2007.

The following dividends (including any special dividends) have been paid, declared or recommended by the Company since the end of the previous corresponding period:

	$m
2007 interim dividend Interim fully franked dividend for 2007 of 47 cents per share on ordinary shares as declared by the Directors on 21 February 2007 with a record date of 5 March 2007 and payable on 11 April 2007.	246.7
2006 final dividend Final fully franked dividend for 2006 of 45 cents per share on ordinary shares as declared by the Directors on 24 August 2006 with a record date of 4 September 2006 and paid on 9 October 2006.	236.2
2006 interim dividend Interim fully franked dividend for 2006 of 44 cents per share on ordinary shares as declared by the Directors on 23 February 2006 with a record date of 6 March 2006 and paid on 10 April 2006.	231.0

Further information regarding dividends may be found in note 3 of the financial statements.

5. Review of operations

On 1 July 2006, a new divisional structure for the Tabcorp Group was implemented, which grouped the principal operations under three divisions:

- Australian Business division comprising Wagering (including Media and Sportsbetting) and Gaming;
- Casinos division; and
- International division.

The activities and results for these divisions are discussed below.

This structure was determined as part of a strategic review during 2006 to enhance customer acquisition, growth and retention strategies and to plan for the Tabcorp Group's next phase of growth. The structure aims to optimise the cost and revenue base from the assets and businesses acquired over the last seven years together with existing businesses. Further details are contained in section 6 of this report.

Australian Business division

Wagering (including Media and Sportsbetting): Throughout Victoria and New South Wales, the Tabcorp Group conducts wagering activities in a network of agencies, hotels and clubs, and provides on course totalizators at thoroughbred, harness and greyhound metropolitan and country race meetings. In addition, totalizator and fixed odds betting is offered on sporting events. The Tabcorp Group also has specialist television and radio operations focused on the racing industry and other sporting activities, which include: Sky Channel, the national commercial satellite racing broadcaster; the Sky Radio Network, with 2KY in Sydney and narrowcast stations throughout New South Wales; and other domestic and international broadcasting services.

The Wagering business achieved EBIT before impairments of $121.5 million, which was 14.0% below the previous corresponding half year. Operating revenue for the Wagering business increased by 6.7% to $775.3 million.

Gaming: In Victoria, the Tabcorp Group owns and operates electronic gaming machines (EGMs) in licensed hotels and clubs under the Tabaret brand, as well as operating Club Keno games through a joint venture arrangement. In addition, the Tabcorp Group also operates Keno in New South Wales and Queensland.

The Gaming business achieved EBIT of $126.5 million, which was 7.1% below the previous corresponding half year. Operating revenue for the Gaming business increased by 1.6% to $549.9 million.

In 2006, the Tabcorp Group's gaming, wagering, media and sportsbetting operations were restructured to form the Australian Business division. The results for this half year and comparisons to the prior corresponding half year have been restated to reflect the combined operations of the Australian Business division.

Casinos division

The Tabcorp Group operates four hotel and casino properties: Star City in Sydney; Conrad Jupiters on the Gold Coast; Conrad Treasury in Brisbane; and Jupiters Townsville. In addition, the Tabcorp Group manages the Gold Coast Convention and Exhibition Centre, and has an interest in and manages the Townsville Entertainment and Convention Centre.

The Casinos division achieved EBIT of $156.0 million, which was 26.4% below the previous corresponding half year. The division's operating revenue decreased by 2.3% to $641.9 million.

International division

The Tabcorp Group has a 67% interest in a joint venture to provide systems and support services to the lottery market in the People's Republic of China (PRC). The rollout of the commercial pilot for the Keno lottery system in the PRC continues.

The division incurred a loss before interest and income tax expense of $2.8 million (loss of $8.7 million in the prior corresponding period), reflecting continued investment in developing the opportunities in the PRC.

6. Significant changes in the state of affairs

The following events, which may be considered to be significant changes in the state of affairs of the Tabcorp Group, have occurred since the start of the half year.

Takeover offer for UNiTAB Limited (UNiTAB)

At the start of the half year, the Tabcorp Group was progressing with its takeover offer for UNiTAB, the Brisbane based wagering and gaming company. On 16 August 2006, the Australian Competition and Consumer

Commission (ACCC) announced that it would oppose the proposed takeover and, as a consequence, the Tabcorp Board decided not to proceed with its takeover offer for UNiTAB.

Sky Channel and TVN

On 16 August 2006 the ACCC informed Tabcorp and thoroughbred racing broadcaster ThoroughVisioN (TVN) that, in its view, proposed long term arrangements between Sky Channel (a wholly owned subsidiary of Tabcorp) and TVN would be likely to raise competition law concerns in the market for the acquisition of thoroughbred racing broadcasting rights during the term of the proposed long term arrangements. The long term arrangements are conditional on Sky Channel and TVN obtaining any necessary approvals from the ACCC.

The ACCC noted that many of the arguments put forward by Sky Channel and TVN in their submission to the ACCC seeking informal clearance appear to suggest that public benefits arise from the long term arrangements, and that if the parties wish to put in place the proposed long term arrangements, they may wish to consider seeking a formal authorisation from the ACCC for those arrangements.

On 1 February 2007 Tabcorp and TVN announced that they had agreed to revised long term arrangements for the broadcasting of thoroughbred racing on TVN and Sky Channel.

Tabcorp and TVN are seeking formal authorisation for the revised arrangements on public benefits grounds from the ACCC under the Trade Practices Act (1974). The parties currently expect that the authorisation process will commence in February 2007 and that it will be completed by August 2007.

Tabcorp and TVN have interim arrangements in place until 31 January 2008 or authorisation, whichever is earlier, that will ensure that during the authorisation process there is no change to the race day content that has been on Sky Channel and TVN from May 2006 onwards. Since that date, Sky Channel has included coverage of Victorian and Sydney thoroughbreds.

Revitalising the New South Wales TAB retail network

On 19 December, the Tabcorp Group announced a plan to revitalise the New South Wales TAB retail network. The program aims to enhance the customer experience, grow the wagering business and strengthen financial returns in New South Wales. A total of $50 million will be invested in the New South Wales retail network over five years to deliver better customer facilities with more space, more information for customers, greater comfort, new self-service terminals and big screen televisions for racing vision.

International racing

On 28 August 2006, the Tabcorp Group announced the signing of a Memorandum of Understanding with the New Zealand Racing Board, which is expected to create new benefits for the Australian and New Zealand racing industries, customers and Tabcorp. The partnership aims to increase coverage of New Zealand and Australian races and to examine co-pooling between New Zealand and Tabcorp.

On 2 November 2006, the Tabcorp Group announced that premier Australian thoroughbred races will be broadcast into and wagered on in the United Kingdom and Ireland. Sky Channel will broadcast its service in up to 12 million homes across the United Kingdom and Ireland. Expanded wagering services will also include co-mingling of bets into the existing North American pool on Australian racing. Customers, the racing industry and Tabcorp will benefit from these services.

Corporate restructure

As part of a strategic review of its operations, the Tabcorp Group adopted a new divisional structure at the start of the half year, which grouped operations into the Australian Business division, Casinos division and the International division. This is referred to in section 5 of this report.

The Tabcorp Group has also announced that a shared services centre will be located in Melbourne, providing finance and human resources functions across the Tabcorp Group, the devolution of technical services functions to the business divisions and streamlining of corporate functions that will lead to estimated annual savings of approximately $21 million.

This restructure aims to accelerate growth opportunities and create greater efficiencies across the Tabcorp Group.

Other significant changes in the state of affairs

There were no significant changes in the state of affairs of the Tabcorp Group that occurred during the half year other than as set out in this Directors' report.

7. Rounding of amounts

Tabcorp Holdings Limited is a company of the kind specified in Australian Securities and Investments Commission Class Order 98/0100. In accordance with that Class Order, amounts in the financial report and the Directors' report have been rounded to the nearest hundred thousand dollars unless specifically stated to be otherwise.

8. Auditor's independence declaration

Attached is a copy of the auditor's independence declaration provided under section 307C of the Corporations Act 2001 in relation to the review for the half year ended 31 December 2006. This auditor's independence declaration forms part of this Directors' report.

ERNST & YOUNG

Ernst & Young Building
8 Exhibition Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 8650 7777

Auditor's Independence Declaration to the Directors of Tabcorp Holdings Limited

In relation to our review of the financial report of Tabcorp Holdings Limited for the half year ended 31 December 2006, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

Ernst & Young

Tim Wallace
Partner
21 February 2007

This report has been signed in accordance with a resolution of the Directors.

Michael Robinson AO
Chairman

Melbourne
21 February 2007

Condensed income statement
For the half year ended 31 December 2006

Tabcorp

	Note	Consolidated December 2006 $m	Consolidated December 2005 $m
Total operating revenues		**1,968.3**	1,925.4
Other revenues		**22.9**	22.3
Revenue		**1,991.2**	1,947.7
Other income		**0.4**	12.0
Government taxes and levies		**(536.1)**	(523.4)
Commissions and fees		**(428.5)**	(410.4)
Employment costs		**(306.9)**	(262.6)
Depreciation and amortisation		**(72.1)**	(69.7)
Impairment	2	**-**	(68.5)
Property rentals, rates and maintenance		**(33.6)**	(33.3)
Advertising and promotions		**(44.0)**	(39.6)
Finance costs		**(84.7)**	(83.6)
Other expenses		**(165.8)**	(126.9)
Profit before income tax expense		**319.9**	341.7
Income tax expense		**(96.1)**	(56.1)
Net profit after tax		**223.8**	285.6
Net loss attributable to minority interest		**0.3**	-
Net profit attributable to members of the parent entity		**224.1**	285.6
Basic earnings per share (cents per share)		**42.7**	54.4
Diluted earnings per share (cents per share)		**42.6**	54.3

The above condensed income statement should be read in conjunction with the accompanying notes.

Condensed balance sheet

As at 31 December 2006

Tabcorp

	Note	Consolidated December 2006 $m	Consolidated June 2006 $m
Current assets			
Cash and cash equivalents		**217.9**	206.6
Receivables		**29.6**	34.7
Inventories		**16.1**	15.0
Other		**21.0**	22.3
Total current assets		**284.6**	278.6
Non current assets			
Property, plant and equipment		**1,448.2**	1,442.3
Licences		**1,225.5**	1,230.1
Other intangible assets		**3,684.4**	3,676.5
Other		**55.5**	44.5
Total non current assets		**6,413.6**	6,393.4
TOTAL ASSETS		**6,698.2**	6,672.0
Current liabilities			
Payables		**351.4**	345.4
Interest bearing liabilities		**389.9**	390.0
Current tax liabilities		**14.2**	33.3
Provisions		**136.9**	122.3
Other		**4.6**	5.2
Total current liabilities		**897.0**	896.2
Non current liabilities			
Interest bearing liabilities		**2,005.5**	2,029.6
Deferred tax liabilities		**256.7**	246.1
Provisions		**55.4**	63.8
Other		**89.9**	73.4
Total non current liabilities		**2,407.5**	2,412.9
TOTAL LIABILITIES		**3,304.5**	3,309.1
NET ASSETS		**3,393.7**	3,362.9
Equity			
Issued capital	4	**3,183.3**	3,176.3
Retained earnings		**189.6**	201.7
Reserves		**12.0**	(19.2)
Parent interests		**3,384.9**	3,358.8
Minority interests		**8.8**	4.1
TOTAL EQUITY		**3,393.7**	3,362.9

The above condensed balance sheet should be read in conjunction with the accompanying notes.

Condensed cash flow statement

For the half year ended 31 December 2006

	Consolidated	
	December 2006 $m	December 2005 $m
Cash flows from operating activities		
Net cash receipts in the course of operations	**2,051.9**	2,004.4
Payments to suppliers, service providers and employees	**(1,053.8)**	(948.0)
Payment of government levies, betting taxes and GST	**(496.6)**	(505.8)
Interest received	**4.2**	4.7
Finance costs paid	**(82.8)**	(82.5)
Income tax paid	**(117.6)**	(100.9)
Net cash flows from operating activities	**305.3**	371.9
Cash flows from investing activities		
Payment for property, plant and equipment	**(62.3)**	(87.8)
Payment for intangibles	**(23.4)**	(5.4)
Proceeds from sale of property, plant and equipment	**0.7**	23.0
Net cash flows from investing activities	**(85.0)**	(70.2)
Cash flows from financing activities		
Net proceeds/(repayments) from borrowings	**22.0**	(117.0)
On-market share purchases for dividend reinvestment plan	**(57.4)**	(78.4)
Dividends paid	**(178.8)**	(136.8)
Payment for on-market share buy back	**(4.9)**	-
Proceeds from issue of shares and exercise of options	**2.7**	12.8
Proceeds from sale of treasury shares	**-**	1.6
Repayment of employee share loans	**7.4**	7.0
Net cash flows from financing activities	**(209.0)**	(310.8)
Net (decrease)/increase in cash held	**11.3**	(9.1)
Cash at the beginning of the period	**206.6**	209.5
Cash at the end of the period	**217.9**	200.4

The above condensed cash flow statement should be read in conjunction with the accompanying notes.

Condensed statement of recognised income and expense

For the half year ended 31 December 2006

	Consolidated	
	December 2006 $m	December 2005 $m
Change in fair value of cash flow hedges	**43.1**	(28.8)
Income tax (expense)/benefit on items taken directly to equity	**(13.0)**	8.7
Net income/(expense) recognised directly in equity	**30.1**	(20.1)
Profit for the period	**223.8**	285.6
Total recognised income and expense for the period	**253.9**	265.5
Attributable to:		
Members of the parent entity	**254.2**	265.5
Minority interest	**(0.3)**	-
	253.9	265.5

The above condensed statement of recognised income and expense should be read in conjunction with the accompanying notes.

1. Significant accounting policies

Tabcorp Holdings Limited ('the Company') is a company domiciled in Australia. The condensed consolidated interim financial report of the Company for the six months ended 31 December 2006 comprise the Company and its subsidiaries (collectively referred to as 'the Group') and the Group's interest in joint ventures.

The condensed consolidated interim financial report was authorised for issue by the directors on 21 February 2007.

(a) Statement of compliance

This general purpose financial report for the interim half year reporting period ended 31 December 2006 has been prepared in accordance with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Act 2001.

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2006 and any public announcements made by the Company during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The accounting policies used are consistent with those applied in the 30 June 2006 financial report.

New Australian Accounting Standards
Australian Accounting Standards that have been recently issued or amended but are not yet effective have not been applied to the financial report.

The following amendments by the AASB to Australian Accounting Standards are currently being assessed by management but are not expected to change accounting policies, or have an impact on the Group's financial position and performance, however increased disclosures may be required in the Group's financial statements.

AASB Amendment	Affected Standard	Application date for Group
New Standard	AASB 101 'Presentation of Financial Statements'	1 July 2007

(b) Basis of preparation

The financial report is presented in Australian dollars.

The financial report is prepared on the historical cost basis, except for derivative financial instruments that have been measured at fair value. The carrying value of recognised assets and liabilities that are hedged with fair value hedges are adjusted to record changes in the fair values attributable to the risks that are being hedged.

2. Revenue and expenses

	Consolidated December 2006 $m	Consolidated December 2005 $m
(a) Impairment:		
- goodwill	-	59.6
- software	-	6.8
- assets held for sale	-	2.1
	-	68.5

(b) Reorganisation costs
Reorganisation costs of $36.6m were recognised in the current period, $26.4m of which is included in employee costs.

	Consolidated December 2006 $m	Consolidated June 2006 $m

3. Dividends

Dividends declared and paid during the half year on ordinary shares:

Dividends declared and paid during the half year

	December 2006 $m	June 2006 $m
Final dividend for 2006 of 45.0 cents (2005: 41.0 cents)	**236.2**	215.2

Dividends declared after balance date

	December 2006 $m	June 2006 $m
Since the end of the half year, the directors declared the following dividend:		
Interim - 47.0 cents per share (2006: 44.0 cents per share)	**246.7**	231.0

The financial effect of this dividend has not been brought to account in the financial statements and will be recognised in subsequent financial reports (refer to note 7).

Dividends on ordinary shares are fully franked at a tax rate of 30% (2005: 30%).

4. Issued capital

(a) Issued capital

	December 2006 $m	June 2006 $m
Ordinary shares	**3,199.1**	3,199.6
Treasury shares	**(15.8)**	(23.3)
	3,183.3	3,176.3

	Number of shares	$m
(i) Ordinary shares		
Ordinary share capital at 1 January 2006	524,927,016	3,200.1
Issues:		
- option, performance options and share rights exercised	108,072	1.1
- buy backs	(108,072)	(1.7)
- transfer from employee equity benefit reserve [a]	-	1.1
- net outlay to purchase shares [b]	-	(1.0)
Ordinary share capital at 30 June 2006	524,927,016	3,199.6
Issues:		
- deferred share plan	51,595	0.8
- buy backs	(51,595)	(0.8)
- transfer from employee equity benefit reserve [a]	-	0.3
- net outlay to purchase shares [b]	-	(0.8)
Ordinary share capital at 31 December 2006	524,927,016	3,199.1

(a) Transfer on vesting of performance options and share rights.

(b) Net outlay for the purchase of Company shares for performance options and share rights exercised by certain executives in lieu of issuing new share capital.

	$m
(ii) Treasury shares	
Treasury shares at 1 January 2006	(23.9)
Deferred shares granted	(1.9)
Share based payments expense	0.3
Repayments	2.2
Treasury shares at 30 June 2006	(23.3)
Deferred shares granted	(0.4)
Share based payments expense	0.5
Repayments	7.4
Treasury shares at 31 December 2006	(15.8)

5. Segment information

The Group's primary format of segment reporting is on a business segment basis.

The Group has four main business segments:

Wagering	Comprises: - Totalizator and fixed odds betting activities; and - National and international broadcasting of racing and sporting events.
Gaming	Gaming machine and Keno operations in licensed clubs and hotels.
Casinos	Casino operations including hotels, apartment complex, theatres, restaurants and bars.
International	Technology and product sales and development of opportunities outside of Australia.

Effective 1 July 2006, the following changes were made to the Group's segments and the 2005 comparatives have been adjusted accordingly:
- Media operations were integrated into the Wagering segment;
- International Keno operations were transferred to the Gaming segment from the International segment; and
- International Trackside operations were transferred to the Wagering segment from the International segment.

The Group's business segments are predominantly located in, and provide services to one geographical segment, Australia. International's operations outside of Australia were not material in the reporting periods.

Inter segment pricing is determined on an arm's-length basis.

	Australian Business						
	Wagering	**Gaming**	**Casinos**	**International**	**Unallocated**	**Elimination**	**Consolidated**
	$m	**$m**	**$m**	**$m**	**$m**	**$m**	**$m**
2006 - Consolidated							
Total operating revenues - external	775.3	549.9	641.9	1.2	-	-	1,968.3
Other revenues - external	6.3	10.5	2.0	-	4.1	-	22.9
Intersegment revenue	-	-	2.3	-	-	(2.3)	-
Revenues	781.6	560.4	646.2	1.2	4.1	(2.3)	1,991.2
Segment result (pre impairment of goodwill)	121.5	126.5	156.0	(2.8)			401.2
Segment Result	**121.5**	**126.5**	**156.0**	**(2.8)**			**401.2**
Unallocated interest revenue							4.1
Unallocated expenses							(0.7)
Unallocated finance costs							(84.7)
Profit before income tax							319.9
Income tax expense							(96.1)
Profit for the period							**223.8**
2005 - Consolidated							
Total operating revenues - external	726.5	541.0	657.0	0.9	-	-	1,925.4
Other revenues - external	4.5	9.9	2.6	-	5.3	-	22.3
Intersegment revenue	-	-	3.0	-	-	(3.0)	-
Revenues	731.0	550.9	662.6	0.9	5.3	(3.0)	1,947.7
Segment result (pre impairment of goodwill)	141.3	136.1	212.0	(8.7)			480.7
Segment Result	**81.7**	**136.1**	**212.0**	**(8.7)**			**421.1**
Unallocated interest revenue							4.6
Unallocated other revenue							0.7
Unallocated expenses							(1.1)
Unallocated finance costs							(83.6)
Profit before income tax							341.7
Income tax expense							(56.1)
Profit for the period							**285.6**

6. Contingent liabilities and contingent assets

Since the last annual reporting date, the material changes in contingent liabilities and contingent assets are as follows:

Contingent assets

(a) Indemnity claim

Following an independent expert's determination, Tab Limited ('Tab') is not pursuing its claim against the NSW Government in respect of the Central Monitoring System (CMS) fees. Tab had submitted claims up to a maximum value of $11.7 million to the New South Wales Government under a Deed of Undertaking and Indemnity up to 31 December 2004. No amount has been recognised in the financial statements at 31 December 2006.

7. Subsequent events

Dividend

Since 31 December 2006, the Directors have declared a fully franked dividend of 47.0 cents per ordinary share. The total amount of the dividend is $246.7 million. This has not been provided for in the 31 December 2006 financial statements (refer note 3).

Directors' declaration

In the opinion of the directors of Tabcorp Holdings Limited ('the Company'):

(a) the financial statements and notes are in accordance with the Corporations Act 2001 including:

(i) giving a true and fair view of the Group's financial position as at 31 December 2006 and of its performance for the half year ended on that date; and

(ii) complying with Accounting Standard AASB 134 'Interim Financial Reporting' and Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of directors.

Michael B. Robinson AO
Chairman

Melbourne
21 February 2007

ERNST & YOUNG

Ernst & Young Building
8 Exhibition Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 8650 7777

To the members of Tabcorp Holdings Limited

Report on the Half-Year Condensed Financial Report

We have reviewed the accompanying half year financial report of Tabcorp Holdings Limited and the entities it controlled during the half year, which comprises the condensed balance sheet as at 31 December 2006, and the condensed income statement, condensed statement of recognised income and expense and condensed cash flow statement for the half year ended on that date, other selected explanatory notes and the directors' declaration.

Directors' Responsibility for the Half-Year Financial Report

The directors of the company are responsible for the preparation and fair presentation of the half year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes designing, implementing and maintaining internal controls relevant to the preparation and fair presentation of the half year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express a conclusion on the half year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 *Review of an Interim Financial Report Performed by the Independent Auditor of the Entity*, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the *Corporations Act 2001* including: giving a true and fair view of the consolidated entity's financial position as at 31 December 2006 and its performance for the half year ended on that date; and complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001* and other mandatory financial reporting requirements in Australia. As the auditor of Tabcorp Holdings Limited and the entities it controlled during the half year, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the independence requirements of the *Corporations Act 2001*. We have given to the directors of the company a written Auditor's Independence Declaration, a copy of which is included in the Directors' Report.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the interim financial report of Tabcorp Holdings Limited and the entities it controlled during the half year, is not in accordance with:

(a) the *Corporations Act 2001*, including:

(i) giving a true and fair view of the consolidated entity's financial position as at 31 December 2006 and of its performance for the six month ended on that date; and

(ii) complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

Ernst & Young

Ernst & Young

Tim Wallace
Partner
Melbourne
21 February 2007

Glossary of terms

ADR	American Depositary Receipt - The Company's shares are traded in sponsored ADR form in the United States of America (One ADR represents ten ordinary shares)
AGAAP	Australian Generally Accepted Accounting Practice financial reporting standards
AIFRS	Australian equivalents to International Financial Reporting Standards, adopted by the Tabcorp Group for the first full year ending 30 June 2006
ASX	Australian Stock Exchange - The Company's shares are traded on the ASX under the symbol TAH
Board	The Board of Directors of Tabcorp Holdings Limited
Chairman	The Chairman of the Board of Directors of Tabcorp Holdings Limited, Mr Michael Robinson
Company	Tabcorp Holdings Limited
Director	A person appointed to the Board of Directors of Tabcorp Holdings Limited
EBIT	Earnings before finance cost and income tax expense
EGM	Electronic Gaming Machine
Financial year	12 months ending 30 June
Jupiters	The company Jupiters Limited, which merged with the Tabcorp Group on 13 November 2003
Tab	The company Tab Limited, which was acquired by the Tabcorp Group in 2004
Tabcorp Group	Tabcorp Holdings Limited and its controlled entities

END